EXHIBIT 99.1

China Cord Blood Corporation Announces
Results of 2010 Annual General Meeting

HONG KONG, China, February 22, 2011 - China Cord Blood Corporation (NYSE: CO) (“CCBC” or "the Company"), the first and largest cord blood banking operator in China, today announced the results of its 2010 Annual General Meeting, which was held on February 18, 2011, in Hong Kong.

At the Annual General Meeting, shareholders

•	elected Albert Chen and Mark Chen to serve on the Board of Directors until the 2013 annual general meeting of the Company or until their respective successors are duly appointed and qualified;

•	ratified the appointment of KPMG as auditor of the Company for the financial year ending March 31, 2011, and authorized the directors to set the remuneration of the auditors; and

•
adopted the 2011 China Cord Blood Corporation Restricted Share Unit Scheme, or the “Incentive Plan,” which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of the Company’s issued and outstanding share capital, to directors, officers, employees and/or consultants of the Company and its subsidiaries and authorize directors to grant awards and allot and issue shares thereunder.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood banking operator with multiple licenses.  Under the current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, LLC
In New York: Ashley M. Ammon: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6583-7510